Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated January 24, 2020

Registration Statement No. 333-234159

January 24, 2020

Dear NLM Stockholder,

I am happy to provide you with a further update as to the Moving iMage Technologies (“MIT” or the “Company”) initial public offering (“IPO”). As you may recall, in 2019, NLM Holding Co., Inc. (“NLM”) and MIT executed an Exchange Agreement and Amendment thereto in which immediately prior to the effective date of the IPO, NLM will (i) effectuate a reverse stock split and (ii) acquire all outstanding membership interests of MIT held by its members (the “Former Members”) in a share exchange to be treated as a reverse merger whereby the Former Members would own approximately 87% of the NLM shares on a fully-diluted basis on the date of such exchange. Since then, MIT has filed a registration statement with the Securities and Exchange Commission for its IPO and more information on the upcoming IPO is provided below and attached. I appreciate your review and consideration for participating in the upcoming MIT IPO and I have asked XXX, as underwriter to follow-up directly with you on your interest in participating.

Sincerely,

David Clarke
CEO

MIT (proposed NYSE American symbol: “MITQ”) is a digital cinema product manufacturer offering proprietary, custom and off-the shelf cinematic equipment. Headquartered in Southern California, MIT has been in operation since 2003 and has sold its cinematic systems throughout North and South America. MIT is conducting marketing for a $11.9 million Firm Commitment IPO on the NYSE American.  The Company anticipates pricing / trading during the week of February 3rd, 2020.

OFFERING SUMMARY:

Issuer:	Moving iMage Technologies, Inc. (the “Company”)

Offering:	Initial Public Offering of Common Stock

Proposed NYSE Market Listing Symbol:	MITQ

Initial Public Offering Price Range:	$4.00-$4.50

Ordinary Shares outstanding immediately after the Offering:	7,223,654 (excludes warrants exercisable for common stock)

Common Stock being offered:	2,300,000 Shares (or 2,645,000 if the underwriters exercise their Over-Allotment Option in full).

Over-Allotment Option:	15%

Managing Underwriter: Co-Manager:	Westpark Capital, LLC Boustead Securities, LLC

Transfer Agent:	Corporate Stock Transfer, Inc.

Estimated Pricing Date:	February 3, 2020

The Company (from the Prospectus Summary, page 1):	We are a digital cinema company who designs, manufactures, integrates, installs and distributes a full suite of proprietary and custom designed equipment as well as other off the shelf cinema products needed for contemporary cinema requirements. We also offer single source solutions for cinema design, procurement, installation and service to the creative and production communities for screening, digital intermediate and other critical viewing rooms. We offer a wide range of technical, design and consulting services such as custom engineering, systems design, integration and installation, and digital technology, as well as software solutions for operations enhancement and theatre management. We also provide turnkey furniture, fixture and equipment services, or FF&E, to commercial cinema exhibitors for new construction and remodels, including design, consulting, installation and project management as well as procurement of seats, lighting, acoustical treatments, screens, projection and sound.

The Preliminary Prospectus dated December 19,  2019 is attached and also available on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1770236/000110465919074399/0001104659-19-074399-index.htm

The FWP Presentation dated January 13, 2020 is also attached.

This letter and the preliminary prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Investments may be speculative, illiquid and there is a risk of loss. See the preliminary prospectus for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results.

Moving iMage Technologies, Inc.  (the "Company") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, we will arrange to send you the preliminary prospectus if you contact Jason Stern at (310) 203-2919. The preliminary prospectus is not complete and may be changed. We are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.